Exhibit (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 01 to the Registration Statement No. 333-224376 on Form N-1A of BlackRock Variable Series Funds II, Inc. of our report dated February 19, 2018, relating to the financial statements and financial highlights of BlackRock High Yield V.I. Fund, BlackRock Total Return V.I. Fund and BlackRock U.S. Government Bond V.I. Fund of BlackRock Variable Series Funds, Inc. (the “Company”), appearing in the Annual Report on Form N-CSR of the Company, for the year ended December 31, 2017, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 29, 2018